Filed by NovaGold Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Coast Mountain Power Corp.
Commission File No.: 001-31913

News Release	AMEX, TSX Symbol: NG

NovaGold Announces Offer for Green Power Project near Galore Creek

April 13, 2006 Vancouver — NovaGold Resources Inc. (TSX/AMEX: NG) announced that it intends to make an offer to acquire all of the outstanding shares of Coast Mountain Power Corp (TSX-V: MW), a green power company with hydroelectric projects and expertise located near NovaGold’s Galore Creek copper-gold project in Northwestern British Columbia. Shareholders of Coast Mountain, including the majority of the Board of Directors of Coast Mountain Power Corp., representing approximately 25% of the outstanding shares have entered into or agreed to enter into binding agreements to tender their shares under the terms of this offer.

Coast Mountain’s largest asset is the Forrest Kerr run-of-river hydroelectric project located southeast of NovaGold’s Galore Creek project. Forrest Kerr qualifies as a “green power” project under BC Hydro’s Green Power Initiative designed to encourage the development of renewable, low-impact and socially responsible power generation in the Province of British Columbia. NovaGold completed extensive due diligence on the project in early 2006 and believes that Forrest Kerr has significant development synergies with the Galore Creek project and can add value to both assets over time.

The Forrest Kerr project is designed to generate and transmit up to 115 MW of electricity into the BC Hydroelectric grid. The project has received all critical approvals and permits necessary for construction of the hydroelectric plant and power transmission lines to connect to the BC Hydro grid. In addition, Coast Mountain has reached agreement with the Tahltan First Nation in support of Forrest Kerr’s development.

“We believe that the addition of Forrest Kerr to NovaGold’s portfolio of development assets enhances our Galore Creek project and strengthens NovaGold’s position as a leading innovator in our industry in the area of sustainable development and environmental stewardship,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold.

Under the offer, shares of Coast Mountain will be exchanged for NovaGold shares on a ratio to be determined based upon the weighted average trading price of NovaGold shares and a value of C$2.00 per Coast Mountain share. The offer represents a 42% premium to the one month weighted average trading price of Coast Mountain shares in a transaction valued at approximately C$40 million.  The offer will be made by way of a formal offer and take-over bid circular to be mailed to shareholders of Coast Mountain and will be subject to various conditions including receipt of all required regulatory approvals and not less than 66⅔% of the Coast Mountain shares being deposited under the offer and not withdrawn. Further details concerning the offer will be included in the formal offer and take-over bid circular.

About NovaGold

NovaGold is rapidly advancing three of North America’s largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the Donlin Creek gold project in partnership with Barrick Gold, the Ambler project in partnership with Rio Tinto, as well as the Company’s Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact: (604) 669-6227 Toll Free 1-866-669-6227

Greg Johnson, Vice President	Don MacDonald, CA,
Corporate Communications and Strategic Development	Senior Vice President & CFO
E-mail: Greg.Johnson@novagold.net	E-mail: Don.MacDonald@NovaGold.net

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.